A-Power Energy Generation Systems Ltd. Reports
Strong Fourth Quarter Revenue Growth with First-time Wind Turbine Sales

- Q4 Top Line Grew 54.6% YoY to $126M, Gross Margin 21%, Net Cash Position $160M -

SHENYANG, China, March 31, 2010, A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation systems in China and a fast-growing manufacturer of wind turbines, today reported its unaudited financial results for the fourth quarter, and the fiscal year ended December 31, 2009.

4Q09 Financial Highlights
— Revenues were $125.9 million for a 54.6% year-over-year increase;
— Gross margin was 21.3% vs. 17.8% in 4Q08;
— Excluding the expenses and non-cash losses related to the convertible bond and warrants, non-GAAP Net Income
  attributable to common shareholders for Q4 was $20.6 million, or non-GAAP    diluted EPS $0.61;
— GAAP loss was $23.9 million, or $0.69 per diluted share;
— Cash, Cash equivalent and restricted cash were $179.8 million.

Fiscal Year 2009 Highlights
— Annual net revenue increased 17.5% year-over-year to $311.3 million;
— Gross margin was 16.4%;
— Operating income rose to $38.4 million from $28.2 million in 2008;
— Excluding the expenses and non-cash losses related to the convertible bond and warrants, non-GAAP Net Income attributable to common stockholders for the fiscal year 2009 was $36.1 million, or non-GAAP EPS $1.05;
— GAAP net loss was $16.7 million, or $0.49 diluted per share.

Mr. Jinxiang Lu, A-Power's Chairman and CEO commented, "We are very pleased with our fourth quarter results and continued delivery of annual growth featuring both our award-winning distribution power generation turn-key contract services and emerging wind turbine production. As China has demonstrated its economic resilience throughout the global financial crisis and renewed its growth momentum driven by further infrastructure build-out and rapid urbanization, power generation continues to stay in the lime light. Whether our DG micro-grid to complement often stressed state grids, or our large wind turbines to provide better economies of scale, A-Power focuses on bringing the best cost-effective solutions to the marketplace. While we are aligning our strategic positions in Japan and US, our goal remains intact by leveraging best-of-breed renewable technologies to benefit the vast end users and maximize our shareholders’ long-term value."

Fourth Quarter 2009 Financial Results

Summary of Financial Results
(Thousand US dollars except earnings per share)

	For the Three Months
	Ended December 31,
	2009	2008
Total revenue	$125,888	$81,418
GAAP Net income (Loss)	(23,886)	10,017
Accretion expense on convertible debt	1,113	—
Change in fair value of warrants	9,262	—
Change in fair value of embedded derivative	20,853	—
Make-whole amount paid on conversion	9,886	—
Fair value of inducement	3,394	—
Adjustments to the Net Income	44,508	—
Non-GAAP Net Income	20,622	10,017
GAAP Earnings (loss) per share	(0.69)	0.30
Adjustment to diluted EPS	1.30	—
Non-GAAP diluted EPS	0.61	0.30

Revenues in the 2009 fourth quarter increased to $125.9 million from $81.4 million from the fourth quarter of 2008. The increase was primarily due to increased DG revenues and revenue recognition of 10 wind turbine units sold in the fourth quarter.

Gross profit increased 84.9% to $26.9 million from $14.5 million in the same period of 2008. Gross margin was 21.3%, up from 17.8% in the same period of 2008. The improvement in gross margin was mainly attributable to sales of 2.7MW wind turbines which carry higher gross margin.

Selling, general and administrative expenses amounted to $4.0 million, an increase of $0.3 million from $3.7 million in the previous year. As a percentage of revenues, these expenses decreased from 4.9% in the fourth quarter of 2008 to 3.2% for the fourth quarter of 2009. The decline was mainly attributable to higher revenues driven by wind turbine sales.

Operating income was $22.8 million, compared with $10.8 million in the same period of 2008, reflecting a 111.4% year-over-year increase.

Excluding the expenses and non-cash losses related to the convertible bond and warrants, Non-GAAP net income was $20.6 million compared with $10.0 million in the fourth quarter of 2008. Non-GAAP diluted EPS was $0.61, compared with $0.30 in the fourth quarter of 2008.

GAAP net loss for the fourth quarter was $23.9 million, compared with a net income of $10.0 million in the same period of 2008. Diluted loss per share were $0.69, compared with diluted earning per share $0.30 in the same period of 2008.

As of December 31, 2009, the Company had cash and cash equivalents and restricted cash totaling $179.8 million, compared with $47.1 million at the end of December 2008.

Total shareholders' equity rose to $252.6 million at December 31, 2009, from $155.3 million at December 31, 2008.

Fiscal year 2009 Results

Summary of Financial Results
    (Thousand US dollars except earnings per share)

	Fiscal Year
	2009	2008
Total revenue	$311,252	$264,866
GAAP Net income (Loss)	(16,692)	28,516

Accretion expense on convertible debt	2,280	—
Change in fair value of warrants	11,596	—
Change in fair value of embedded derivative	25,611	—
Make-whole amount paid on conversion	9,886	—
Fair value of inducement	3,394	—
Adjustments to the Net Income	52,767	—
Non-GAAP Net Income	36,075	28,516
GAAP Earnings (loss) per share	(0.49)	0.94
Adjustment to diluted EPS	1.54	—
Non-GAAP diluted EPS	1.05	0.94
Diluted avg. number of common shares	34,199,100	30,432,434

For the fiscal year 2009, net revenue increased year-over-year by 17.5% to $311.3 million.

Gross profit increased 38.5% to $51.1 million from $36.9 million in 2008. Gross margin was 16.4% compared with 13.9% in the same period of 2008. The increase in gross margin was mainly attributable to sales of 2.7MW wind turbines which carry higher gross margin.

Selling, general and administrative expenses were $12.8 million, compared with $8.7 million in 2008. The increase was mainly due to all activities related to the Evatech acquisition, the Texas wind farm project and Nevada assembly facility location selection.

Operating income in 2009 rose 35.7% to $38.2 million from $29.0 million in 2008.  The increased income was generated by higher gross profit partially offset by higher operating expenses.

Excluding the expenses and non-cash losses related to the convertible bond and warrants, Non-GAAP net income was $36.1 million, or $1.05 earnings per share, compared with $28.5 million and $0.94 earnings per share in 2008.

GAAP net loss was $16.7 million, compared with net income of $28.5 million in 2008.

Key 2009 Milestones

In March 2009, A-Power entered into a supply agreement and a joint venture partnership agreement with GE Drivetrain Technologies, a unit of GE Transportation to manufacture 2.7 megawatt (MW) wind turbine gearboxes.

In June 2009, Shenyang Municipal Government approved in principal to form Shenyang Power Group with A-Power as the lead investor. In addition, the Shenyang government will provide a total of RMB 100 million of subsidies. The Shenyang Power Group intends to expand and strengthen the distributed power generation system construction business of the Company because it will upgrade and strengthen the whole capacity of the Company to undertake more business.

In September 2009, the Company signed a definitive contract to acquire 100% of EVATECH Co., Ltd. (“EVATECH”) of Kyoto, Japan, a 22-year-old designer and manufacturer of industrial equipment for LCDs (liquid crystal displays), PDPs (plasma display panels) and, more recently, amorphous-silicon (a-Si) photovoltaic (PV) panels.

In December 2009, A-Power and SPG signed agreements with Pakistan Amraas International Private Limited ("Amraas") on two separate DG projects in Pakistan. The first project entails the construction and operation of two 25 megawatt (MW) biomass power plants for Amraas. The total value of the contract is estimated to be $120 million (RMB 816 million). The second project concerns a geothermal project for the Pakistan Parliament Building (753,480 square feet) between SPG and Amraas International.

In December 2009, SPG established a Delaware Limited company (“Project Company”) with United States Renewable Energy Group Wind Partners I, LLC ("USREG Wind"). The Project Company will own, design, develop, construct, manage and operate a wind energy power plant to be located in Texas with a total nameplate capacity of 600MW (the "Project"). The Company has been designated to supply turbines to the Project.

Recent Developments

In January 2010, A-Power signed a technology license agreement with German wind turbine design company, W2E Technologies GmbH ("W2E Technologies") to manufacture, operate, service and sell T8x 2.0 MW wind turbines. Under the license agreement, W2E Technologies granted A-Power an exclusive right to manufacture, operate, service and sell T8x 2.0 MW wind turbines in China and the United States starting in January 2010. In addition, A-Power has obtained non-exclusive rights to market T8x products outside of China and the United States.

In March, 2010, EVATECH signed a definitive contract with a Chinese leading renewable energy company to supply one set of photovoltaic solar machines. The contract covers the design, manufacturing and installation of the photovoltaic solar machine. The total value of the contract is $1.7 million. A down payment has been received with shipment expected by May 31, 2010.

Outlook for the Fiscal Year 2010

For fiscal year 2010, the management is expecting net sales to be approximately $380 million and net income to be approximately $45 million. These targets are based on the Company’s current views on the operating and market conditions, which are subject to change.

Mr. Lu concluded, "As our DG solution continues to extend its growth track record and win customers in China and aboard, our wind business is picking up speed. While Chinese domestic customers remain interested in large wind turbines with proven records, our involvement in the Texas wind farm development paved the way for our foray into the much larger US wind energy market. We see an exciting 2010 ahead of us."

Conference Call

The Company will host a conference call, to be simultaneously webcast, on Wednesday, March 31, 2010, at 8:00 a.m. Eastern Daylight Time or 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-800-322-2803 (North America) or +1-617-614-4925 (International), passcode: 11088184, approximately 10 minutes before the call start time. A live webcast of the conference call will be available on the Company's Website at http://www.apowerenergy.com.

A replay of the call will be available starting on approximately 11:00 a.m. EDT on March 31, or 11:00 p.m. Beijing Time through May 1, 2010. An archived webcast of the conference call will be available on the Company's Website at http://www.apowerenergy.com .. Interested parties may access the replay by dialing +1-888-286-8010 (North America) or +1-617-801-6888 (International) and entering passcode: 20413998.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. In addition to the establishment of strategic relationships with the world’s leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including, but not limited to the following list of risks: the Project Company may not be able to secure adequate financing to develop or complete the Project, the Project Company may not be able to obtain necessary permits or approvals to design, construct, or operate the Project, the Company may not be able to produce or supply a sufficient number of wind turbines to the Project, there may be delays in designing and constructing the wind energy power plant; the Project may cost more to complete than is currently anticipated, there may be changes in regulations that make it difficult or impossible to finance, develop or operate the wind energy power plant, changes in the general political, financial, and economic circumstances (in the United States, China or elsewhere) and the availability and relative price of competing sources of energy (oil, coal, natural gas, solar energy) may have a material adverse impact on the Project, as well as other relevant risks regarding the Company that are detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F/A for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Use of Non-GAAP Financial Measures

We have provided fourth quarter 2008 and 2009, as well as the fiscal year 2008 and the fiscal year 2009 net income and earnings (or loss) per share on a non-GAAP basis, which is the GAAP net income adjusted by adding back accretion expenses on convertible debt, loss on change in fair value of warrants, loss on change in fair value of embedded derivative related to convertible notes, make-whole amount paid on conversion, and fair value of inducement issued to convertible notes holders to convert. We believe both management and investors benefit from referring to these non-GAAP measures in assessing our business operation and financial performance. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends.

Contact:

John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Dixon Chen
Investor Relations
Grayling
+1-646-284-9403
dixon.chen@us.grayling.com

- Tables Follow -

Consolidated Balance Sheets
(In Thousands of United States Dollars)
	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$166,476	$44,518
Restricted cash	13,399	2,608
Accounts receivable, net of allowance for doubtful accounts of $Nil (2008 - $Nil) (note 5)	12,463	7,238
Prepayments, deposits, other receivables	52,452	79,845
Costs and estimated earnings in excess of billings on uncompleted projects	2,967	2,094
Inventory	10,327	8,723
Due from related parties	105	1,297
Total current assets	258,189	146,323

Accounts receivable, net of allowance for doubtful accounts of $Nil (2008 - $Nil) (note 5)	5,738	3,646
Construction in progress	—	18,006
Property, plant and equipment, net accumulated depreciation	58,617	14,312
Intangible assets	22,412	12,564
Deposits on intangible assets	5,657	10,322
Deferred financing costs		—
Deferred income tax asset	2,321	364
Long term investment	2,423	—
Total assets	$355,357	$205,537
Liabilities and Stockholders’ Equity
Current liabilities
Defer Income Tax Liability	31
Bank loans	$20,368	$—
Accounts payable	15,415	12,909
Other payables and accrued liabilities	24,619	17,227
Customer deposits	9,993	13,350
Billings in excess of costs and estimated earnings on uncompleted projects	4,887	4,022
Unearned Revenue	1,419
Due to related parties	4,158	1,320
Income and business taxes payable	4,078	742
Total Current Liability	84,968	49,570
Warranty Liabilities	17,750	—
Total liabilities	102,719	49,570

Commitments and contingencies
Stockholders' equity
Common shares, 150,000,000 authorized with par value of $0.0001 per share, 39,585,706 shares issued (2008 – 50,000,000 authorized, 33,706,938 shares issued)	4	3
Additional paid-in capital	203,491	111,242
Accumulated other comprehensive income	6,459	6,578
Statutory reserves	4,155	4,155
Retained earnings	(1,651)	33,331
Noncontrolling interest	40,180	658
Total stockholders’ equity	252,638	155,309
Total liabilities and stockholders’ equity	$355,357	$205,537

Consolidated Statements of Income
(In Thousands of United States Dollars Except EPS)

	Years ended December 31,
	2009	2008	2007

Revenues	$311,252	$264,866	$152,544
Cost of sales and business taxes	260,167	227,990	131,987

Gross profit	51,085	36,876	20,557

Expenses
Selling, general and administrative expenses	12,844	8,700	3,482

Income from operations	38,241	29,012	17,075

Other expense (income)
Interest costs	369	153	969
Finance costs	272	-	913
Other expense (income)	(437)	(966)	(250)

Accretion Expenses on convertible notes	2,280	—	—
Fair value of warrants	11,596	—	—
Change in fair value of embedded derivative-convertible notes	25,611	—	—
Make-whole amount paid on conversion	9,886	—	—
Fair value of inducement issued to convertible notes holders to convert	3,394	—	—

Income before provision for income taxes	(14,731)	28,989	15,443

Provision for income taxes	1,792	71	190

Net Income	(16,523)	28,918	15,253

Net income in subsidiaries attributable to non-controlling interest	(169)	(402)	(39)

Net income attributable to A-Power Energy eneration Systems Ltd.	(16,692)	28,516	15,214

Earnings(loss) per share :
Basic	$(0.49)	$0.96	$1.17
Diluted	$(0.49)	$0.94	$1.17

Weighted average number of shares outstanding:
Basic	34,199,100	29,824,158	13,000,000
Diluted	34,199,100	30,432,434	13,000,000

Consolidated Statements of Cash Flows
(In Thousands of United States Dollars)
	Years ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net income	$(16,523)	$28,918	$15,253

Adjustments to reconcile net income to cash provided by (used in) operating activities:
Stock-based compensation	1,602	836	—
Amortization	1,628	385	187
Accretion on promissory note	—	—	192
Issuance cost	—	—	721
Future income tax recovery	—	(358)	—
Payment to a supplier by a non-monetary item	—	—	16
Gains from disposition of PPE	(42)	—	(5)
Loss Recognized from GE Joint Venture	85
Change in fair value of warrants	11,596	—	—
Change in fair value of embedded derivatives	25,611	—	—
Accretion Expenses on convertible debt	2,280	—	—
Make-whole amount paid on conversion	9,886	—	—
Fair value of inducement issued to convertible note holders to convert	3,394	—	—

Changes in operating assets and liabilities:
Accounts receivable	(7,387)	13,345	(16,295)
Costs and estimated earnings in excess of billings on uncompleted contracts	(873)	(2,056)	834
Prepayments, deposits and other receivables	28,612	(66,010)	18,623
Inventory	(1,608)	(8,565)	—
Accounts payable and accrued liabilities	5,740	(3,588)	11,815
Customer deposits	(3,347)	10,505	(7,110
Billings in excess of costs and estimated earnings on uncompleted contracts	867	3,949	—
Due to (from) related parties	26	—	—
Unearned Revenue	1,418	—	—
Income and business taxes payable	1,410	320	(3,119)
Net cash (used in) provided by operating activities	$64,375	$(22,319)	$21,112

Cash flows from investing activities:
Increase in restricted bank balances	(10,782)	(2,608)	—
Proceeds from sale of property, plant and equipment	92	—	—
Purchase of property, plant and equipment	(23,634)	(6,091)	(495)
Payments of deposits on intangible assets	(9)	(6,575)	(4,124)
Purchase of intangible assets	(1,302)	(3,750)	—
Construction in progress	—	(17,681)	—
Loans to third parties	(1,400)	(8,873)	—
Cash received from Chardan upon recapitalization	—	31,748	—
Liabilities assumed from A-Power	—	(1,008)	—
Long term investment	(2,507)	—	—
Net cash (used in) provided by investing activities	$(39,542)	$(14,838)	$(4,619)

Cash flows from financing activities:
Proceeds from bank loans	20,354	—	—
Proceeds from share capital, net of cost	(35,453)	59,330	2,871
Proceeds from notes payable, net of cost	37,097	—	14,279
Repayment of bank loans	—	(1,008)	—
Repayment of notes payable	—	(15,000)	—
Repayments of related party notes	—	—	(7,301)
Due to related parties	4,000	128	(12)
Due to shareholder	—	—	194
Net cash provided by (used in) financing activities	96,904	43,450	10,031

Effect of exchange rate change	221	2,393	791
Net increase in cash and cash equivalents	121,958	8,686	27,315

Cash and cash equivalents, beginning of year	44,518	35,832	8,517
Cash and cash equivalents, end of year	$166,476	$44,518	$35,832
Supplemental disclosures of cash flow information:
Interest paid	$173	$1,035	$65
Taxes paid	632	—	60

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